ORNET

04 JAN -7 AM 7:21

December 29, 2003

Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

04012149

SUPPL

Re: Fastighets AB Tornet (File No. 82-4322) 12g3-2(b) Exemption

Ladies and Gentlemen,

Please find enclosed information and/or documents furnished by or on behalf of Fastighets AB Tornet (File No. 82-4322) under paragraph (b)(1)(iii) of Rule 12g3-2(b), which information shall not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the U.S. Securities Exchange Act of 1934, as amended.

Yours faithfully,

FASTIGHETS AB TORNET (publ)
Legal Department

Per Månsson/

Kristina Ringström

Enclose.

dlw 1/6

Fastighets AB Tornet
Postadress
Box 623
182 16 Danderyd
Besöksadress
Karlsrovägen 2 A
Telefon
08-544 905 00
Telefax
08-544 905 30
e-mail
tornet@tornet.se
Org nr
556256-1208
Styrelsens säte: Stockholm

www.tornet.se

TORNET

FASTIGHETS AB TORNET (publ)

Fastighets AB Tornet is one of Sweden's major listed property companies. Its Swedish holding has a lettable area of around 2.8 million square metres and a book value of over SEK 19 billion. Almost 97 per cent of the property holdings, measured as book value, are in Sweden and mainly concentrated in Sweden's six largest cities and in Norrköping and Karlstad. The properties are owned and managed by the subsidiaries ArosTornet, Malmstaden, MälarTornet, SkansTornet and Euro Tower.

Extraordinary shareholders' meeting of Tornet

Due to the changes in ownership that have taken place in Tornet, through which Tornet has a new main owner, Tornet's board has decided to resign and intends to call an extraordinary shareholders' meeting to elect a new board The nominations committee notified by the board consists of Lars Gårdö, the current chairman of the board, Arne Karlsson, managing director of Ratos AB, and John Örtengren, nominated by the Swedish Shareholders' Association. The announcement of the extraordinary shareholders meeting is expected to be published on 15 January 2004 and the meeting take place on 30 January 2004.

Danderyd, 29 December 2003

Fastighets AB Tornet (publ)

For further information, please contact:
Lars Gårdö, Chairman of the Board, Fastighets AB Tornet, +46-705 250694
Sverker Lerheden, Managing Director, Fastighets AB Tornet, +46-8 544 905 00